NOtice of meeting of shareholders
Perth, Australia Notice is hereby given that the 15th Annual General Meeting of Orbital Engine Corporation Limited ABN 32 009 344 058 will be held in Ballroom East, Rendezvous Observation City Hotel, The Esplanade, Scarborough, Western Australia on Thursday 23 October 2003 at 10.00am WST.

The Explanatory Notes and Proxy Form accompanying this Notice of Meeting are hereby incorporated in and comprise part of this Notice of Meeting.

ORDINARY BUSINESS

1.Financial Report and Reports of the Directors and the Auditors

To receive the Financial Statements for the year ended 30 June
2003 and the Reports of the Directors and the Auditors for the year ended 30 June 2003.

2.Election and Re election of Directors

2a.Mr J G Young retires by rotation in accordance with
Article 11.3 of the Companys Constitution and, being eligible, offers himself for re election.

2b. Mr D W J Bourke was appointed a Non Executive
Director on 21 August 2003. In accordance with Article
11.5 of the Companys Constitution, Mr Bourke holds office until this meeting and, being eligible, offers himself for election.

Information about the candidates is set out in the Directors Report in the Companys 2003 Concise Financial Report.

3.Executive Directors Participation in Company
Share Plans

To consider, and if thought fit, pass the following
Resolution

That the participation in the Employee Share Plan and the Executive Long Term Share Plan of Mr P C Cook (being an
Executive Director of the Company) in the manner set out in the Explanatory Notes accompanying the Notice of Meeting be approved.

Refer to accompanying Explanatory Notes and Voting
Exclusion Statement.

4.Other Business

To transact any other business which may be lawfully brought forward.

By Order of the Board
K A HALLIWELL
Company Secretary

Dated at Perth, Western Australia this 15th day of September, 2003.

NOTES

(i)Voting Exclusion Statement


Item 3
Any votes cast by an Executive Director of the Company, or any associates of such Executive Director of the Company, on the resolution in Item 3 will be disregarded in determining the result of that resolution.

However, the Company need not disregard a vote cast on the resolution in Item 3 if i.it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or ii.it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ii.Proxy
A member of the Company entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote instead of that member.

A proxy need not be a member of the Company.

If a member appoints two proxies, such appointment shall be of no effect unless each proxy is appointed to represent a specific proportion of the members voting rights.

iii.Entitlement to Vote

For the purpose of the meeting the Directors have determined that shares in the Company will be taken to be held by the registered holders of those shares at 10.00pm on Tuesday, 21 October 2003. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

EXPLANATORY NOTES TO THE NOTICE OF MEETING OF SHAREHOLDERS
For the year ended 30 June 2003

NOTES ON RESOLUTION 3  EXECUTIVE DIRECTORS PARTICIPATION
IN COMPANY SHARE PLANS

The ASX Listing Rules require that participation of Directors and their associates in employee share plans receive prior shareholder approval by Resolution. Subject to shareholder approval, the Directors propose to make the following offers of shares to Mr P C Cook the Executive Director under the Employee Share Plan and the Executive Long Term Share Plan.

Employee Share Plan

Under the Plan, the Executive Director will together with all other eligible employees be offered shares in the Company to the value of 1,000 dollars. The number of shares to be allocated to eligible employees, including the Executive Director, will be determined by dividing 1,000 dollars by the weighted average market price of Orbitals shares sold on the ASX during the period of five 5 business days up to and including the day on which the shares are allocated. Where the number of shares determined under this formula is not a whole number, the number shall be rounded down to the nearest whole number.

Shares issued to all participants including the Executive Director under the Employee Share Plan may not be sold or transferred before the earlier of three years after their issue and the time when the participant ceases to be an employee of the Company.

If approved, the Employee Share Plan shares will be issued to the Executive Director, at no cost, within one month of the date of the Annual General meeting.

Since 24 October 2002, when shareholders approved the participation of Executive Directors in the Employee Share Plan, Mr P C Cook was allotted 6,234 ordinary fully paid shares in the Company, at no cost, at an issue price of 0.1604 cents per share, in accordance with that approval.

Executive Long Term Share Plan

The Executive Long Term Share Plan facilitates the introduction of a performance related offer of shares to eligible executives of the Company, including the Executive Director. In contrast to other forms of performance incentive, this Plan is designed to align executive reward with shareholder interests.

Shares offered under the Plan will only be granted if the terms and conditions detailed below are satisfied. If granted, the shares will be issued at no cost to the Executive Director, but will be held by a Trustee on behalf of the Executive Director and be subject to restrictions.

Performance Conditions, based on the relative ranking of the Total Shareholder Return TSR of the Company to a group of selected peers, will apply to determine the number of shares if any to be granted to the Executive Director.

TSR is the percentage increase in a companys share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Companys TSR will be compared will comprise 100 companies, other than resources companies, within the S and P 300 Accumulation Index with a similar market capitalisation to the Company. The comparison will be made over a 3 year Performance Period commencing on September 1, 2003 and ending on August 31, 2006.

The Companys TSR ranking at the end of the Performance
Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Director.

The following table sets out the relevant percentages based on various percentile rankings of the Company

Company Performance TSR Percentile Ranking
percent of Shares offered granted to Executive
	Up to the 50th percentile	0 percent
	At the 50th percentile		50 percent
	75th percentile or above	100 percent
	At or above the 90th percentile	125 percent

No shares will be granted unless the Companys TSR is at or above the 50th percentile.

If the Companys TSR is between the 50th and 75th percentile, an additional proportion of the offer will be granted for each percentile increase above the 50th percentile (on a straight line basis). There is no increase in the percentage of shares being granted between the 75th and 90th TSR percentile ranking.

Shares that have not been granted at the end of the Performance Period will lapse.

Shares in the Company granted under the Plan will be subject to the following disposal restrictions.

The Trustee will not be entitled to sell or transfer a share granted to the Executive Director before the earlier of 10 years after acquisition cessation of the Executive Directors employment with the Group or the date on which the Board approves such dealing following a request from the Executive Director.

The Board will not provide consent for dealing in shares subject to the restrictions outlined above in respect of the following portions of shares granted under the Plan, until after the end of a period of twelve 12 months after the shares were granted.

Twenty percent 20 percent of the shares granted where fifty percent 50 percent of the shares initially offered were granted under the Performance Conditions, or Thirty percent 30 percent of the shares granted where seventy five percent 75 percent of the shares initially offered were granted under the Performance Conditions, or Forty percent 40 percent of the shares granted where one hundred percent 100 percent of the shares initially offered were granted under the Performance Conditions, or
Fifty percent 50 percent of the shares granted where one hundred and twenty five percent 125 percent of the shares initially offered were granted under the Performance Conditions.

Shares in the Company granted under the Plan will be subject to the following forfeiture condition

Where the Executive Director is dismissed for breach of his employment contract or has committed any act of fraud, defalcation or gross misconduct in relation to the affairs of the Group, the shares acquired under the Plan, or any rights in relation to such shares, will be forfeited.

On cessation of employment, all shares that have been offered but not granted will lapse unless the Board decides that there is a Qualifying Reason to make some or all of the shares available.

Qualifying Reasons are death, disability, ill health or redundancy. Where the Executive Director ceases employment because of a Qualifying Reason, the Board will decide the number of Shares to be granted if any, and whether, and to what extent, the Performance Conditions apply.

All shares granted and subject to restriction see above prior to the date of cessation of employment must be released on the date of cessation.

It is proposed that Mr Cook be offered a maximum of 400,000 shares under the terms of the Executive Long Term Share Plan immediately on this resolution being passed.

The maximum number of shares that may be issued to the Executive Director under the Executive Long Term Share Plan will be 500,000 shares if the Companys TSR performance over the Performance Period places it at or above the 90th percentile in its peer group. Should the Executive Director be granted shares under the Plan, they will be issued at the prevailing market price at the time of issue, at no cost to the Executive Director, no later than 22 October 2006.

Details of any shares issued under the employee incentive scheme will be published in each annual report of the Company relating to a period in which the shares have been issued and will note that approval for the issue of those shares was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the Plan after the Resolution was approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing
Rule 10.14. Since 24 October 2002, when shareholders approved the participation of Executive Directors in the Plan, Mr J W Beech was granted 70,000 fully paid ordinary shares, at no cost, at an issue price of 0.17 cents per share.

The ASX Listing Rules require that any vote cast on the Resolution in Item 3 by the Executive Director and any associate of the Executive Director other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised shall be disregarded in determining the result of the Resolution.

The Executive Director participated in the Employee Share Plan and Executive Long Term Share Plan of the Company in 2002.

The Non Executive Directors recommend that you vote in favour of this Resolution.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Keith Halliwell
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668